OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 10 )*

(Note: The TCI Reporting Persons filed the initial Schedule 13D and Amendments 1-8 thereto jointly with the 3G Reporting Persons. All Amendments subsequent to Amendment
No. 8 will no longer be filed jointly but will be filed separately by the TCI
Reporting Persons and the 3G Reporting Persons.)
CSX Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
126408103
(CUSIP Number)
Mr. Christopher Hohn
The Children’s Investment
Fund Management (UK) LLP
7 Clifford Street
London W1S 2WE
United Kingdom
+44 20 7440 2330

With a copy to:

Marc Weingarten, Esq.
David Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

CUSIP No.	126408103	Page	2	of	8

1	NAMES OF REPORTING PERSONS The Children’s Investment Fund Management (UK) LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,796,998

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

17,796,998

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,796,998

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 The percentages in this Schedule 13D are based upon the 394,469,360 Shares reported as outstanding as of September 26, 2008 in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 26, 2008.

CUSIP No.	126408103	Page	3	of	8

1	NAMES OF REPORTING PERSONS The Children’s Investment Fund Management (Cayman) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,796,998

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

17,796,998

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,796,998

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	126408103	Page	4	of	8

1	NAMES OF REPORTING PERSONS The Children’s Investment Master Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,796,998

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

17,796,998

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,796,998

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	126408103	Page	5	of	8

1	NAMES OF REPORTING PERSONS Christopher Hohn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		150

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,796,998

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		150

WITH	10	SHARED DISPOSITIVE POWER

		17,796,998

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,797,148

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	126408103	Page	6	of	8
This Amendment No. 10 (this “Amendment”) amends the statement on Schedule 13D filed on December 19, 2007, as heretofore amended (as amended, the “Schedule 13D”) with respect to the Shares (as defined in Item 1 below) beneficially owned by the TCI Reporting Persons as of December 31, 2008. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:
As previously disclosed, on November 28, 2008, the TCI Reporting Persons entered into a letter agreement for a new cash-settled equity swap with Citibank Global Markets Limited which letter agreement provided that the new cash-settled equity swap would become effective contemporaneously with the expiration of the TCI Reporting Persons’ then existing cash-settled equity swaps with Citibank. The TCI Reporting Persons’ previous cash-settled equity swaps with Citibank expired on December 31, 2008 and the new cash-settled equity swap with Citibank Global Markets Limited became effective at that time. As previously disclosed, the new swap constitutes economic exposure to the same number of Shares as the previous swaps with Citibank, or approximately 4.6% of the Shares.
As previously disclosed, certain cash-settled equity swaps to which the TCI Reporting Persons were party terminated in accordance with their terms. Accordingly, two cash-settled equity swaps expired on December 11, 2008 and December 31, 2008.
Based on the Court’s decision which was previously filed as exhibit 99.8 to the Schedule 13D (the “Action”), which decision is being appealed by the TCI Reporting Persons, the TCI Reporting Persons could be deemed to beneficially own not only 17,797,148 Shares, representing approximately 4.5% of the Shares outstanding, but also any additional Shares (the “Swap Shares”) purchased for hedging purposes by the counterparties to the total return swaps to which the TCI Reporting Persons are party (the “Swaps”). The counterparties to the Swaps are not required to purchase any Shares in connection with the Swaps or inform the TCI Reporting Persons if the counterparties in fact hold any Swap Shares at any given time or the extent of any such holdings. To the extent that the Action is not reversed on appeal and the TCI Reporting Persons would be deemed the beneficial owners of the Swap Shares pursuant to the Action, and assuming that the counterparties have fully hedged the Swaps by purchasing the aggregate number of Shares referenced by the Swaps, the maximum number of Swap Shares would be 17,989,900 Shares, representing approximately 4.6% of the Shares outstanding. Accordingly, the TCI Reporting Persons would be deemed to beneficially own a total of 35,787,048 Shares, representing approximately 9.1% of the Shares outstanding. The TCI Reporting Persons expressly disclaim beneficial ownership of the Swap Shares.
As previously disclosed, the TCI Reporting Persons and the 3G Reporting Persons no longer have any agreement to act together for the purposes of acquiring, holding, voting or disposing of Shares. Although the TCI Reporting Persons and the 3G Reporting Persons may be deemed to be a “group” with each other within the meaning of Section 13(d) of the Act, the TCI Reporting Persons do not believe that they are part of a group with the 3G Reporting Persons and expressly disclaim membership in any “group” with the 3G Reporting Persons. Accordingly, the TCI Reporting Persons expressly disclaim beneficial ownership of any Shares that may be deemed to be beneficially owned by the 3G Reporting Persons.

CUSIP No.	126408103	Page	7	of	8
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 2, 2009

THE CHILDREN’S INVESTMENT FUND MANAGEMENT (UK) LLP
/s/ Christopher Hohn
Christopher Hohn
Managing Partner

THE CHILDREN’S INVESTMENT FUND MANAGEMENT (CAYMAN) LTD.
/s/ David DeRosa
David DeRosa
Director

THE CHILDREN’S INVESTMENT MASTER FUND
/s/ David DeRosa
David DeRosa
Director

/s/ Christopher Hohn
Christopher Hohn

CUSIP No.	126408103	Page	8	of	8
EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement(Previously Filed)

Exhibit 2.	Letter from TCIF UK to the CSX Board of Directors dated October 16, 2007 (Previously Filed)

Exhibit 3.	Letter from TCIF UK to the CSX Board of Directors dated October 22, 2007 (Previously Filed)

Exhibit 4.	Letter Agreement between TCIF UK and 3G Capital Ltd. dated December 12, 2007 (Previously filed)

Exhibit 5.	Complaint Filed by the Issuer against the Reporting Persons, dated March 17, 2008 (Previously Filed)

Exhibit 6.	Joint Filing Agreement (which supersedes and replaces the Joint Filing Agreement dated December 18, 2007, as previously filed as Exhibit 1 to the Schedule 13D filed with the SEC on December 19, 2007, with respect to the Reporting Persons) (Previously Filed)

Exhibit 99.6.	Answer and Counterclaims filed by the TCI Reporting Persons, dated April 4, 2008 (Previously Filed)

Exhibit 99.7.	Answer and Counterclaims filed by the 3G Reporting Persons, dated April 4, 2008 (Previously Filed)

Exhibit 99.8.	Decision of the Federal District Court for the Southern District of New York, dated June 11. 2008 (Previously Filed)

Exhibit 99.9.	Litigation Agreement, dated October 3, 2008 (Previously Filed)